EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios. This information is presented because management believes traditional ROE measures penalize companies, such as IBERIABANK Corporation, that historically completed acquisitions using only purchase accounting treatment and not pooling of interests treatment. An alternative measure that the Company believes “levels the playing field” between purchase and pooling of interests accounting treatments is return on average tangible equity, which excludes the effects of intangible assets and related amortization expenses.

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Net Interest Income	$84,798	$74,628	$67,633	$59,594	$54,350
Effect of Tax Benefit on Interest Income	3,283	2,862	2,603	1,469	427

Net Interest Income (TE) (1)	88,081	77,490	70,236	61,063	54,777

Noninterest Income	26,141	23,217	23,064	17,866	15,144
Effect of Tax Benefit on Noninterest Income	1,066	896	820	652	149

Noninterest Income (TE) (1)	27,207	24,113	23,884	18,518	15,293

Total Revenues (TE) (1)	$115,288	$101,603	$94,120	$79,581	$70,070

Total Noninterest Expense	$64,438	$54,897	$50,629	$44,032	$41,711
Less Intangible Amortization Expense	(1,207)	(885)	(781)	(243)	(3,151)

Tangible Operating Expense (2)	$63,231	$54,012	$49,848	$43,789	$38,560

Return on Average Equity	8.41%	12.98%	13.05%	13.12%	10.83%
Effect of Intangibles (2)	5.55	6.54	6.52	4.66	6.68

Return on Average Tangible Equity (2)	13.96%	19.52%	19.57%	17.78%	17.51%

Efficiency Ratio	58.1%	56.1%	55.8%	56.8%	60.0%
Effect of Tax Benefit Related to Tax Exempt Income	(2.2)	(2.1)	(2.0)	(1.5)	(0.5)

Efficiency Ratio (TE) (1)	55.9%	54.0%	53.8%	55.3%	59.5%
Effect of Amortization of Intangibles	(1.1)	(0.8)	(0.8)	(0.3)	(4.5)

Tangible Efficiency Ratio (TE) (1) (2)	54.8%	53.2%	53.0%	55.0%	55.0%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.